 EXHIBIT 99.1

Canagold Resources LTD. 810-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.6685-9744	www.canagoldresources.com CCM: TSX CRCUF: OTCQB

Canagold Reports Strong Shareholder Support for AGM Vote

Corrects Several Errors in Report by Proxy Advisor ISS

Exposes Dissident’s Intentional Lack of Disclosure on ISS Report

Reminds Shareholders to Vote the YELLOW Proxy

•	Shareholder support for Canagold has been strong for AGM Vote.

•	Canagold corrects several factual errors in ISS Proxy Advisory Report.

•	Dissident fails to provide accurate disclosure of proxy advisor’s report.

•	Deadline to submit YELLOW Proxies is July 15, 2022 at 10 a.m. (Pacific Time).

•	Questions or require assistance with voting the YELLOW Proxy? Contact Laurel Hill Advisory Group at 1-877-452-7184 or by e-mail at assistance@laurelhill.com.

Vancouver, Canada – July 8, 2022 – Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) (“Canagold” or the “Company”) reports that shareholder support for management’s board nominees has been strong for the upcoming AGM vote. Management would like to remind shareholders that the deadline to vote your YELLOW proxy is fast approaching and you are encouraged to vote well in advance of the deadline on July 15, 2022 at 10 a.m. (Pacific Time).

Canagold also corrects several errors made by ISS in their report. There are too many to cite; however, some of the key errors include:

•	Dissident’s financing proposal is “as good or better” than recent Canagold financings – FALSE. The Dissident’s non-flow-through financing offer is actually a 20% DISCOUNT to Canagold’s last non-flow-through financing at $0.40 per share only 18 months ago, and a 16% DISCOUNT to Canagold’s last flow-through financing at $0.50 per share only 9 months ago

•	Canagold is avoiding a critical financing decision – FALSE. Vikram Sodhi knows this is a lie and Canagold’s letter sent to SunValley on May 18 clearly notes this (click here). Sodhi wants your board to drop all efforts to seek better financing alternatives and just take the first one opportunistically made at the recent low in the stock price. Your management and board have a fiduciary duty to evaluate financing alternatives for the Company that are in the best interest of the Company taking into account the interest of ALL shareholders, not just ONE shareholder.

•	Cooke too busy with Endeavour – FALSE. Even though a Chairman’s role is oversight, not management, Mr. Cooke has actively worked with management for many years to facilitate M&A (the AIM acquisition and Getchell disposition), financings (see the two most recent ones above) and introducing Canagold to his network of investors.

Additionally, Canagold understands the frustration Shareholders have felt with the onslaught of misinformation from SunValley Company DMCC (“SunValley” or the “Dissident”)-. The Dissident’s recent news release announcing favourable support from Institutional Shareholder Services Inc. (“ISS”) is their latest attempt to skew the truth. ISS is a proxy advisor who provides corporate governance review and voting recommendations to its institutional subscribers. Shareholders should note the following information in ISS’ report that the Dissident intentionally edited out to favour itself:

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•	ISS recommended a “Vote WITHHOLD for dissident nominee Andrew Trow”;

•	ISS warned that “use of the dissident card increases the possibility that three dissident nominees are elected to the board” and ISS DOES NOT support all of the Dissident nominees;

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the Dissident failed “to make a compelling case for a change of board control”. ISS further clarifies, “the case for board control requires a well-reasoned and detailed business plan, which in this case, has not been fully provided. Instead, the dissident has supplied a short summary of a strategic plan without indicating things such as whether or not major changes in the company’s management will be needed, and who is proposed to act in those management roles…”.

Shareholders should make up their own decisions based on facts — facts that can be found at www.canagoldresources.com/2022agm/. For reasons to support Canagold’s board nominees and how Canagold has been advancing, Shareholders are encouraged to visit Canagold’s website and the letter to shareholders dated July 6, 2022 that was recently mailed out.

THE DISSIDENT DOES NOT DESERVE YOUR VOTE. VOTE FOR CANAGOLD’S MANAGEMENT NOMINEES USING ONLY THE YELLOW PROXY

Voting is easy. Due to the essence of time, you are encouraged to vote your YELLOW proxy online or by telephone. Shareholders who have voted using the Dissident’s proxy and wish to support Canagold still have the right to change their vote by simply executing a YELLOW proxy. A later-dated YELLOW proxy replaces a previously recorded vote.

TIME IS OF THE ESSENCE. YELLOW PROXIES MUST BE RETURNED NO LATER THAN

JULY 15, 2022 AT 10 A.M. (PACIFIC TIME).

DO NOT allow Vikram Sodhi and SunValley to seize control of your company, your board and your project without paying YOU a premium for your Canagold shares.

SHAREHOLDER QUESTIONS AND VOTING ASSISTANCE

If you have questions or require assistance with voting your shares, please contact Canagold’s strategic advisor and proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll Free: 1-877-452-7184 (416-304-0211 Outside North America)

Email:

“Bradford Cooke”	"Scott Eldridge”

Bradford Cooke	Scott Eldridge
Founder and Chairman of the Board	Chief Executive Officer
CANAGOLD RESOURCES LTD.	CANAGOLD RESOURCES LTD.

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About Canagold - Canagold Resources Ltd. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America. Canagold shares trade on the TSX: CCM and the OTCQB: CRCUF.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the Dissident’s intentions in providing the advance notice and their plans for Canagold and its future financings; and the availability of other financing opportunities on equal or better terms than those offered by the Dissident. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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